1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

August 29, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:          OCI Resources LP

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-189838

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, on behalf of OCI Resources LP, a Delaware limited partnership (the “Partnership”), we hereby submit for the Staff’s review the enclosed pages that the Partnership expects to include in Amendment No. 4 to the Registration Statement (“Amendment No. 4”) marked to show the currently expected offering terms of the Partnership’s proposed initial public offering (the “Offering”), including the number and price range of common units of the Partnership (the “Common Units”) that the Partnership expects to offer and related information. The Partnership expects to file Amendment No. 4 through EDGAR on or about September 3, 2013 prior to launching the Offering.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per Common Unit, with a midpoint of $20.00 per Common Unit, based on 5,750,000 Common Units to be offered to the public in the Offering, including Common Units that may be purchased by the underwriters pursuant to their option to purchase up to 750,000 additional Common Units.

The Offering terms are a bona fide estimate, as of August 28, 2013, of the range of the minimum and maximum Offering price and the maximum number of Common Units to be offered.  Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

Please direct all notices and communications with respect to the enclosed information to:

U.S. Securities and Exchange Commission August 29, 2013 Page 2

Kirk Milling, Chief Executive Officer
OCI Resource Partners LLC

Five Concourse Parkway, Suite 2500

Atlanta, Georgia 30328
Telephone: (770) 375-2300
Facsimile: (770) 375-2436

with a copy to:

David Cho

Thomas Friedmann
Dechert LLP
1900 K Street, NW

Washington, D.C. 20006

Telephone: (202) 261-3313
Facsimile: (202) 261-3333

If you have any questions regarding the enclosed information, please contact Thomas Friedmann at 202.261.3313 or thomas.friedmann@dechert.com, or David Cho at 011.852.3518.4797 or david.cho@dechert.com.  Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Enclosure

cc:                                Ruairi Regan (with enclosure)

Kirk Milling, Chief Executive Officer, OCI Resource Partners LLC (without enclosure)

Joshua Davidson, Baker Botts L.L.P. (with enclosure)

Hillary H. Holmes, Baker Botts L.L.P. (with enclosure)

CORRESP.PDF.htm to come